Wowjoint Holdings Limited Reports Financial Results for First Quarter of Calendar
2010 and for Four-month Transition Period Ended December 31, 2009

▪	Financial reports reflect Company’s recent change in fiscal year-end from August 31 to December 31
▪	Financial results below guidance due to numerous customer order delays
▪	Results impacted by long lead-times for major equipment purchases associated with government spending windows
▪	Recent sales activity improves as backlog grows
▪	Management to host earnings conference call and corporate presentation webcast June 29, 2010 at 10:00 a.m. EDT

BEIJING, June 29 — Wowjoint Holdings Limited ("Wowjoint," or the "Company") (NASDAQ GM: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction, having recently changed its fiscal year-end from August 31 to December 31, reported today unaudited financial results for the first quarter of its newly established fiscal year ending December 31, 2010 and for the four-month transition period ended December 31, 2009.

First-quarter Ended March 31, 2010

Revenues for the Company’s first quarter ended March 31, 2010 were $1.7 million as compared to $16.3 million in the three month period ended March 31, 2009. The decline in revenue is primarily attributable to a shift in China’s governmental policies from stimulus to a restrictive one in later 2009, which includes measures to slow the country’s rapidly expanding economy. The tightening included curtailment of certain government spending on large infrastructure projects resulting in a significant reduction in new contracts being awarded for railway, highway and bridge projects. Recently, government budgeting for large infrastructure projects has accelerated, which has in turn positively impacted Wowjoint’s sales pipeline and backlog.

Cost of sales for the three months ended March 31, 2010 was approximately $1.5 million as compared to $11.4 million for the three months ended March 31, 2009. For the first quarter of 2010, the Company reported gross profit of $0.3 million, or 18.8% of sales compared to gross profit of $5.0 million, or 30.4% of total revenues, for the first quarter of 2009.

Operating expenses for the three months ended March 31, 2010 were approximately $0.8 million, compared to $0.5 million in the same period of 2009. Selling expenses for the first three months of 2010 totaled $74,000 compared to $53,000 in the same period of 2009, as the Company hired additional marketing staff. General and administrative expenses increased to $0.7 million from $0.4 million in the first three months of 2010 and 2009, respectively, with the increase primarily due to costs related with being a public company.

For the three months ending March 31, 2010, the Company reported a net loss of $0.4 million, or $.05 per share based on 7.9 million weighted average shares outstanding, compared to net income of $3.8 million for the three months ending March 31, 2009.

“Our financial results for first quarter of 2010 and for the transition period covering September 1, 2009 through December 31, 2009, were well below our expectations and clearly a disappointment to our entire team,” stated Mr. Yabin Liu, Chief Executive Officer of Wowjoint. “The success of our business is impacted directly by government decisions and timing associated with major infrastructure purchases for new projects.  This means our business can be one of extremes, and to put things into perspective it has not been uncommon that the vast majority of a year’s revenue might be generated during two quarters. Specifically, we saw robust orders and spending in 2008 which positively impacted our results, and then a period of restraint in the second half of 2009 as the government agencies were focused on cooling economic growth.  Wowjoint is not alone in feeling the effects of this policy shift, as our competitors also appear to have met with similar shortfalls in performance. While the effects of this policy will continue to be reflected in our financial results through the second quarter ending June 30, 2010, China’s fiscal policy is becoming more accommodative again, which is resulting in an increase in government budgeting for large infrastructure projects and in the current flow of potential contract activity. As a result, we expect to see a significant improvement in our financial performance in the second half of 2010.  It is important to note that the recent short-term shift in government spending means only a delay in these high-value infrastructure projects, and does not have an impact on the long-term plans for these projects.”

Contract Backlog and Pipeline

The Company’s current backlog of signed contracts consists of four contracts totaling $13.0 million to be delivered by October. One of these pieces of equipment representing approximately $3.7 million in sales was previously built and is carried in inventory. In addition, the Company has three contracts in the closing stages with a potential value of $14.9 million.

Balance Sheet

Cash and cash equivalents totaled $7.6 million at March 31, 2010, as compared to $0.7 million at December 31, 2009. Accounts receivable were $11.4 million at March 31, 2010 as compared to $13.4 million at December 31, 2009, and inventories amounted to $5.3 million versus $3.6 million in the respective periods. The Company had total stockholders’ equity of $19.2 million, with total assets of $32.6 million versus total liabilities of $13.4 million on March 31, 2010.

Fourth-month Transition Period Ended December 31, 2009

Revenues for the four month period ended December 31, 2009 were $1.7 million as compared to $17.2 million in the four month period ended December 31, 2008. The decline in revenue is primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects.

Cost of sales for the four months ended December 31, 2009 was approximately $6.2 million as compared to $12.3 million for the three months ended December 31, 2008. For the 2009 four-month transition period, the Company reported gross profit of negative $4.5 million, compared to gross profit of $4.9 million, or 28.6% of total revenues, for the 2008 four-month transition period. Key reasons for the negative gross margins include additional production costs associated with anticipated customer orders and certain cost overruns.

Operating expenses for the four months ended December 31, 2009 were approximately $1.8 million, compared to $0.7 million in the same period of 2008. Selling expenses for the 2009 transition period increased to $0.4 million from $54,000 in the same period of 2008, as the Company increased spending on the pursuit of new business opportunities, including in international markets such as the US and Korea. General and administrative expenses were $1.4 million and $0.7 million for the 2009 and 2008 transition periods, respectively, with the increase due to additional staff hires as well as bad-debt write-offs.

For the four months ending December 31, 2009, the Company reported a net loss of $5.1 million, compared to net income of $3.5 million for the four months ending December 31, 2008.

“Given the fact that the construction equipment business consists of large, long lead-time contracts subject to macro-economic factors, our business and our financial results are, by definition, difficult to predict and are extremely “lumpy” in nature on a quarter to quarter basis,” added Mr. Liu. “Recognizing that reality, we have structured our business and operations in a manner that maximizes our flexibility and ability to respond to changing market conditions, reduces exposure to fixed overhead, and reduces inventory buildups. We have achieved this in part by being a value-added design and engineering company rather than a pure manufacturing company. As a result, we focus our resources on designing and developing customized heavy machinery to solve complex lifting and bridge building problems.  While we do manufacture machinery, we have not overbuilt our manufacturing capacity knowing that when necessary due to spikes in demand that we can outsource this relatively low value-added function. Our current operations are capable of producing more than $25 million in sales per quarter.

“The pace of contract activity is increasing and our sales and marketing team has seen improvements, as we look for business opportunities both domestically and abroad. Given the proprietary design of our equipment, our innovative engineering expertise and our market position, we expect to capitalize on long-term secular trends which benefit our business. To complement our growth and speed the sales cycle, we are investigating alternative business models, such as equipment leasing, which would enable us to capture additional share of customer expenditures on construction equipment.”

Conference Call

The conference call and webcast will take place at 10:00 am EDT on Tuesday, June 29, 2010. Interested participants should call 1-877-941-4774 when calling within the United States or 1-480-629-9760 when calling internationally (pass code 4318447).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties by clicking on this link: http://www.talkpoint.com/viewer/starthere.asp?pres=131361 , or visiting http://www.viavid.net , where the webcast can be accessed through July 7, 2010.

A playback will be available through July 7, 2010. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4318447 for the replay.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Company:
Anthony (Tony) Hung
Chief Financial Officer
Tel: +86-10-89579330, ext. 8011
Email:tony@email.wowjoint.com

Investors:
Scott Powell
HC International, Inc.
Tel: +1-917-721-9480
Email: scott.powell@hcinternational.net
Web: http://www.hcinternational.net
– Financial Tables Follow –

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Statement of Income
	(US dollars in thousands, except for EPS and share data)
	Three months ended	Three months ended	Four months ended	Four months ended
	March 31,2010	March 31,2009	December 31,2009	December 31,2008
Sales
Machinery sales	1,653	16,164	1,324	17,134
Technical service	79	180	372	74
Total sales	1,732	16,344	1,696	17,208

Cost of goods sold	1,450	11,380	6,165	12,290
Gross profit	282	4,964	(4,469)	4,918

Operating expenses:
Selling expenses	74	53	366	54
General and administrative expenses	715	405	1,386	654
Total operating expenses	789	458	1,752	708

Income from operations	(507)	4,506	(6,221)	4,210

Other expenses:
Interest expense	10	10	11	9
Bank expense	1	5	5	2
Foreign currency exchange loss (gain)	-	-	-	39
Other expense (profit)	(8)	(1)	40	32
Total other expenses	3	14	56	82

Income before income taxes	(510)	4,492	(6,277)	4,128

Income taxes (Beneifits)	(85)	674	(1,165)	619

Net income attributed to ordinary shareholders	(425)	3,818	(5,112)	3,509

Earnings per share
Basis	-0.05	N/A	N/A	N/A
Diluted	-0.05	N/A	N/A	N/A

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	N/A	N/A	N/A
Diluted	7,949,965	N/A	N/A	N/A

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)

	March 31,	March 31,	December 31,	December 31,
	2010	2009	2009	2008

ASSETS

Current Assets:
Cash and cash equivalents	7,554	1,077	675	955
Accounts receivable(net)	11,410	27,611	13,410	16,214
Other receivables	313	236	43	292
Advances to suppliers	1,306	2,138	790	3,169
Inventories	5,304	2,584	3,636	3,529
Costs and estimated earnings in excess of billings	2,437	1,203	2,321	1,211
Amount due from related parties	62	3	62	3
Total Current Assets	28,386	34,852	20,937	25,373

Property, plant and equipment	1,664	1,782	1,630	1,722
Intangible asset, net	1,033	1,059	1,040	1,066
Deferred tax assets	1,251	-	1,165	-
Restricted cash	264	113	188	-
Prepaid expense - Long-term	5	4	5	5
Total Assets	32,603	37,810	24,965	28,166

TOTAL LIABILITIES AND STOCK HOLDERS' EQUITY

Current Liabilities:

Short-term loans	732	731	732	732
Accounts payable and accrued expenses	5,535	4,728	4,437	5,075
Advances from customers	928	10,534	480	6,031
Taxes payable	5,747	6,012	6,169	4,493
Other payables	486	187	258	157
Billings in excess of costs and estimated earnings	-	-	23	-
Total Current Liabilities	13,428	22,192	12,099	16,488

Stockholders' Equity:
Common stock	8	1	1	1
Additional paid in capital	4,718	3,576	3,575	3,576
Warrants	5,581	-	-	-
Statutory surplus reserves	2,674	1,122	2,674	1,122
Retained earnings	5,335	9,968	5,760	6,150
Accumulated other comprehensive income	859	951	856	829
Total Stockholders' Equity	19,175	15,618	12,866	11,678
Total Liabilities and Stockholders' Equity	32,603	37,810	24,965	28,166